This Form CB contains [8]

pages, including all exhibits.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 11)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]

Securities Act Rule 802 (Exchange Offer)	[X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]

Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Telecom Italia Mobile S.p.A.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Italy
(Jurisdiction of Subject Company’s Incorporation or Organization)

Telecom Italia S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares and Savings Shares
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001052049 Savings Shares ISIN IT 0001052056
(CUSIP Number of Class of Securities (if applicable))

Antonio Sanna Telecom Italia Mobile S.p.A. Via Pietro De Francisci 152 00165 Rome +39006-39001

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to: Carlo De Gennaro Telecom Italia S.p.A. Corso d’Italia 41 00198 Rome (Italy) +39006-36881 Jeffrey M. Oakes Davis Polk & Wardwell 99 Gresham Street London EC2V 7NG
Not Applicable
(Date Tender Offer/Rights Offering Commenced)

*

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.

Home Jurisdiction Documents

(a)    (1)    English notice of Telecom Italia Mobile S.p.A. dated May 23, 2005 to the shareholders of Telecom Italia Mobile S.p.A. relating to the non-exercise of withdrawal rights by any savings shareholders of Telecom Italia Mobile S.p.A.

(b)    Not applicable.

Item 2.

Informational Legends

Included in attached exhibits, as applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

Not applicable.

(2)

Not applicable.

(3)

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)

A written irrevocable consent on Form F-X has been filed by Telecom Italia S.p.A. with the Securities and Exchange Commission on December 7, 2004.

(2)

Not applicable.

Exhibit Index

Exhibit
Number	Description
1.0*	English joint press release of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. dated December 7, 2004 relating to the proposed business combination.
1.1**
English press release of Telecom Italia S.p.A. dated December 22, 2004 relating to the extension of its partial cash tender offer for Telecom Italia Mobile S.p.A. ordinary shares and cash tender offer for all Telecom Italia Mobile S.p.A. savings shares to U.S. holders, attaching the English press release of Telecom Italia S.p.A. dated December 13, 2004 relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to Telecom Italia S.p.A.'s intention to launch the aforementioned tender offers.
1.2***
Offer document dated January 2, 2005, relating to Telecom Italia's partial cash tender offer for Telecom Italia Mobile ordinary shares and cash tender offer for all Telecom Italia Mobile savings shares, each pursuant to Article 102 et seq. of Italian Legislative Decree no. 58/1998.
1.3***
U.S. Letter of Transmittal for Telecom Italia's partial cash tender offer for Telecom Italia Mobile ordinary shares and cash tender offer for all Telecom Italia Mobile savings shares, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 as an attachment.
1.4***
Notice pursuant to Article 38.2 of CONSOB Regulation No. 11971 of May 14 1999 following the authorization granted by CONSOB to publish the Offer Document relating to Telecom Italia's partial cash tender offer for Telecom Italia Mobile ordinary shares and cash tender offer for all Telecom Italia Mobile savings shares, as published on the U.S. Edition of the Financial Times on January 3, 2005.
1.5****
English joint press release of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. dated January 23, 2005 relating to the approval of the Boards of Directors of Telecom Italia and Telecom Italia Mobile of the merger plan relating to the proposed business combination.
1.6****
English press release of Telecom Italia S.p.A. dated January 24, 2005 relating to the effectiveness of its partial cash tender offer for Telecom Italia Mobile S.p.A. ordinary shares and cash tender offer for all Telecom Italia Mobile S.p.A. savings shares, and fixing the pro ration percentage for the ordinary shares.
1.7****
English joint press release of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. dated January 24, 2005 correcting information contained in the joint press release dated January 23, 2005, relating to Telecom Italia's capital increase in connection with the proposed business combination.
1.8*****
Notice pursuant to Article 41, Paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, relating to final results of Telecom Italia's partial cash tender offer for Telecom Italia Mobile ordinary shares and cash tender offer for all Telecom Italia Mobile savings shares, as published on the U.S. Edition of the Financial Times on January 27, 2005.
1.9******	Plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.

2.0******	Report by the Board of Directors of Telecom Italia S.p.A. on the plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.
2.1******	Report by the Board of Directors of Telecom Italia Mobile S.p.A. on the plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.
2.2******	Balance Sheet of Telecom Italia S.p.A. at September 30, 2004.
2.3******	Balance Sheet of Telecom Italia Mobile S.p.A. at September 30, 2004.
2.4******	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2003.
2.5******	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2002.
2.6******	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.7******	Telecom Italia Mobile S.p.A. Annual Report for the fiscal year ended December 31, 2003.
2.8******	Telecom Italia Mobile S.p.A. Annual Report for the fiscal year ended December 31, 2002.
2.9******	Telecom Italia Mobile S.p.A. Annual Report for the fiscal year ended December 31, 2001.
3.0******	Notice of convening of Extraordinary Meeting of Telecom Italia's Ordinary Shareholders to approve plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.
3.1******
Notice of convening of Extraordinary Meeting of Telecom Italia Mobile's Ordinary Shareholders to approve plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.
3.2******	Notice of convening of Special Meeting of Telecom Italia Mobile's Savings Shareholders to approve plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated January 23, 2005.
4.1*******
English press release of Telecom Italia S.p.A. dated February 24, 2005 relating to the approval by the Board of Directors of Telecom Italia S.p.A. of the draft 2004 accounts and discussing, among others, the proposed merger of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. and the tender offers for the ordinary and savings shares of Telecom Italia Mobile S.p.A.
4.2*******
English press release of Telecom Italia Mobile S.p.A. dated February 24, 2005 relating to the approval by the Board of Directors of Telecom Italia Mobile S.p.A. of the draft 2004 accounts and discussing, among others, the proposed merger of Telecom Italia S.p.A. and Telecom Italia Mobile S.p.A. and the tender offers for the ordinary and savings shares of Telecom Italia Mobile S.p.A.
4.3********
Supplementary notice of convening of the Meeting of Telecom Italia's Ordinary Shareholders to approve, inter alia, the plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated March 4, 2005.
4.4********
Supplementary notice of convening of the Meeting of Telecom Italia Mobile's Ordinary Shareholders to approve, inter alia, the plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A. dated March 4, 2005.
4.5********	Auditors' report by Reconta Ernst & Young S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-sexies of the Italian Civil Code.

4.6********	Auditors' report by Mazars & Guerard S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-sexies of the Italian Civil Code.
4.7********
Information summary prepared by Telecom Italia for its Ordinary Shareholders relating to the Meeting of Telecom Italia's Ordinary Shareholders to approve, inter alia, the plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A.
4.8********	Resolution proposed by the Board of Directors of Telecom Italia for Telecom Italia's Ordinary Shareholders to approve the plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A.
4.9*********
Information Document (and related annexes) deposited on March 25, 2005 with the Italian Stock Exchange pursuant to Article 70, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended, relating to the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A.
Annexes to Exhibit 4.9
I. Merger plan referred to in Article 2501-ter of the Italian Civil Code, with attached a copy of post-Merger Telecom Italia's bylaws.
II. Report prepared by the directors of Telecom Italia S.p.A. pursuant to Article 2501-quinquies of the Italian Civil Code.
III. Report prepared by the directors of Telecom Italia Mobile S.p.A. pursuant to Article 2501-quinquies of the Italian Civil Code.
IV. Balance sheet of Telecom Italia S.p.A. at September 30, 2004 pursuant to Article 2501-quater of the Italian Civil Code.
V. Balance sheet of Telecom Italia Mobile S.p.A. at September 30, 2004 pursuant to Article 2501-quater of the Italian Civil Code.
VI. Auditor's report by Mazars & Guerard S.p.A., pursuant to Article 2501-sexies of the Italian Civil Code.
VII. Auditor's report by Reconta Ernst & Young S.p.A. pursuant to Article 2501-sexies of the Italian Civil Code.
VIII. (a) Fairness Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out by JPMorgan Chase Bank N.A.
IX. (a) Fairness Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out by Mediobanca Banca di Credito Finanziario S.p.A.
X. (a) Fairness Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out by MCC S.p.A. - Capitalia Gruppo Bancario.
XI. (a) Fairness Opinion and (b) summary description of the analyses carried out by Goldman Sachs.
XII. (a) Fairness Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out by Lazard & Co. S.r.l.
XIII. (a) Valuation Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out by Credit Suisse First Boston.
XIV. (a) Fairness Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out by Merrill Lynch International (Milan Branch).
XV. (a) Fairness Opinion, (b) Confirmation Letter and (c) summary description of the analyses carried out by Mr. Angelo Caso' (Studio Caso').
XVI. Auditor's report by Reconta Ernst & Young S.p.A. relating to the pro forma balance sheets and income statements of Telecom Italia S.p.A.
XVII. Shareholders' agreements published pursuant to Article 122 of Legislative Decree No. 58/1998.

5.0**********
English press release of Telecom Italia S.p.A. dated April 7, 2005 relating to the approval of Telecom Italia's Ordinary Shareholders of the merger plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A.
5.1**********
English press release of Telecom Italia Mobile S.p.A. dated April 5, 2005 relating to the approval of Telecom Italia Mobile's Ordinary Shareholders of the merger plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A.
5.2**********
English press release of Telecom Italia Mobile S.p.A. dated April 6, 2005 relating to the approval of Telecom Italia Mobile's Savings Shareholders of the merger plan for the merger of Telecom Italia Mobile S.p.A. into Telecom Italia S.p.A.
6.0***********	English notice of Telecom Italia Mobile S.p.A. dated April 14, 2005 to the savings shareholders of Telecom Italia Mobile S.p.A. re: withdrawal rights.
7.0
English notice of Telecom Italia Mobile S.p.A. dated May 23, 2005 to the shareholders of Telecom Italia Mobile S.p.A. relating to the non-exercise of withdrawal rights by any savings shareholders of Telecom Italia Mobile S.p.A.

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated December 7, 2004

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated December 23, 2004

*** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated January 3, 2004

**** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated January 24, 2005

***** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated January 27, 2005

****** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated January 31, 2005

******* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated February 25, 2005

******** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 7, 2005

********* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 25, 2005

********** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 8, 2005

*********** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 14, 2005

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Telecom Italia S.p.A.
By:	/s/ CARLO DE GENNARO
Name: Carlo De Gennaro
Title: Company Manager

Date: May 23, 2005